Issuer Free Writing Prospectus dated May 1, 2007
Filed Pursuant to Rule 433
Registration Statement No. 333-140660
(Supplementing Preliminary Prospectus dated April 30, 2007)

Common stock offered by Cavium Networks	6,250,000 shares of common stock

Over-allotment option	937,500 shares of common stock

NASDAQ Global Market Symbol	CAVM

Estimated price range	Between $12.00 and $13.00 per share

Underwriters	Morgan Stanley & Co. Incorporated (Joint book-running manager)
Lehman Brothers Inc. (Joint book-running manager)
Thomas Weisel Partners LLC (Co-manager)
Needham & Company, LLC (Co-manager)
JMP Securities LLC (Co-manager)

On May 1, 2007, Cavium Networks, Inc. filed Amendment No. 8 to its Registration Statement on Form S-1 to update certain disclosures that had been provided in its preliminary prospectus dated April 30, 2007. The following summarizes certain disclosures in the prospectus included in Amendment No. 8 to the Registration Statement that either did not appear in or update the disclosures in the preliminary prospectus dated April 30, 2007. References below to “we,” “us,” “our” and the “Company” refer to Cavium Networks, Inc. and its subsidiaries.

We revised the Prospectus Summary to reflect the increase in the range of the anticipated initial public offering price from $10.00-$12.00 to $12.00-$13.00 per share. The Prospectus Summary was revised as follows:

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our audited consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

CAVIUM NETWORKS, INC.

We are a provider of highly integrated semiconductor processors that enable intelligent networking, communications and security applications. We refer to our products as enabling intelligent processing because they allow customers to develop networking equipment that is application-aware and content-aware and securely processes voice, video and data traffic at high speeds. Our products also include a rich suite of embedded security protocols that enable unified threat management, or UTM, secure connectivity and network perimeter protection. Our products are systems on a chip, or SoCs, which incorporate single or multiple processor cores, a highly integrated architecture and customizable software that is based on a broad range of standard operating systems. As a result, our products offer high levels of performance and processing intelligence while reducing product development cycles for our customers and lowering power consumption for end market equipment. Our products are used in a broad array of networking equipment, including routers, switches, content-aware switches, UTM and other security appliances, application-aware gateways, voice/video/data, or triple-play, gateways, wireless local area network, or WLAN, and 3G access and aggregation devices, storage networking equipment, servers and intelligent network interface cards. In 2006, we generated revenue from over 100 customers, including Aruba Networks, Inc., Cisco Systems, Inc., Citrix Systems, Inc., F5 Networks, Inc., Furukawa Electric Co., Ltd., Juniper Networks, Inc., Nokia Corporation, SafeNet, Inc., SonicWALL, Inc. and Yamaha Corporation. We received 56% of our revenue in 2006 from our top five customers and 60% of our revenue in the first quarter of 2007 from our top five customers. Since our first commercial shipments in 2003, we have shipped more than 1.7 million processors.

Traffic on the Internet and enterprise networks is rapidly increasing due to trends that include greater adoption of Web 2.0 applications, voice over IP, or VoIP, video over broadband, file sharing, greater use of web-based services, and the proliferation of stored content that is accessed through networks. Enterprises and service providers are demanding networking equipment that can take advantage of these trends, and address the significant market opportunities that these trends provide. To address these demands, providers of networking equipment must offer products that include functionality such as intelligent routing or switching of network traffic prioritized by application and data content, as well as security services. These attributes require advanced semiconductor processing solutions.

To enable this processing capability, networking equipment providers have historically used a variety of approaches, including internally designed custom semiconductor products, such as ASICs, FPGAs or other proprietary chips, multiple chip offerings based on a single general purpose microprocessor unit, or MPU, from merchant suppliers, software-based solutions or a combination of these approaches. While these approaches have been adequate for basic network processing, they are less effective as the need for intelligent processing at high speeds increases. As a result, providers of networking equipment are increasingly turning to third-party vendors for high performance, power-efficient and cost-effective intelligent processing products.

According to estimates from a March 2007 market analysis forecast by iSuppli Corporation, a market research firm, the market for digital application specific semiconductor products, or Logic ASSPs, and MPUs shipped into wired communications devices was $5.8 billion in 2006. This market is estimated to grow to $7.3 billion by 2010.

We offer intelligent processing products for enterprise network, data center, broadband and consumer, and access and service provider markets. Our products have the following key features:

•	High Performance Multi-Core Architecture. Our products can utilize multiple microprocessor cores as well as proprietary hardware accelerators on one chip, which can perform application-aware and content-aware functions at high speeds.

•	Highly Integrated SoC. Our highly integrated semiconductor processors can replace a number of single function semiconductors with a multi function SoC, which significantly improves performance and lowers power consumption and cost.

•	Software-Enabled Development Tools. Our intelligent processing products feature internally developed, embedded software tools and development kits based on industry standard software tailored for use with our SoCs.

•	Scalability and Product Breadth. Each of our processor families shares a common architecture across a range of product offerings which allow our customers to provide networking equipment for the most basic to the most advanced network infrastructure. This allows our customers to leverage software design efforts across multiple systems.

•	Efficient Power Usage. We have designed our products to optimize power usage. Our products include multiple power efficient processor cores and a proprietary advanced multi-core power management architecture, which allow our customers to optimize power usage across their products.

Our objective is to be the leading provider of intelligent processing products for next-generation networking, communications and security applications. Key elements of our strategy include:

•	Extend Our Technology Leadership Positions. We intend to continue to invest in the development of successive generations of our products to meet the increasingly higher performance, lower cost and lower power requirements of our customers.

•	Expand Our Customer Relationships. We intend to continue to build and strengthen our relationships with our customers to identify and secure new market opportunities.

•	Target New Applications Requiring Intelligent Processing. We intend to leverage our core design expertise to develop new processors for a broader range of applications and end markets.

•	Expand International Presence. We intend to continue to expand our sales, design and technical support organization to broaden our customer reach in new markets, primarily in Asia and Europe.

Risks Affecting Us

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks are:

•	we were established in 2000 and have not been profitable in any fiscal period since we were formed. We experienced net losses of $11.7 million, $11.7 million and $9.0 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $3.0 million and $1.0 million for the three months ended March 31, 2006 and 2007, respectively;

•	the market for our products is highly competitive, and we face competition from a number of established companies;

•	we receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in, orders from one or a few of our major customers would adversely affect our operations and financial condition. We received 56% of our revenue in 2006 from our top five customers and 60% of our revenue in the first quarter of 2007 from our top five customers;

•	we expect our revenues and expense levels to vary in the future, making it difficult to predict our future operating results;

•	the average selling prices of products in our markets have historically decreased over time and will likely do so in the future, which could harm our revenues and gross profits; and

•	we rely on third parties for substantially all of our manufacturing operations, including wafer fabrication, assembly, test, warehousing and shipping.

For further discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors” immediately following this prospectus summary.

Corporate Information

We were incorporated in California in November 2000 and reincorporated in Delaware in February 2007. Our principal executive offices are located at 805 East Middlefield Road, Mountain View, California 94043, and our telephone number is (650) 623-7000. Our web site address is www.caviumnetworks.com. The information on, or accessible through, our web site is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “Cavium Networks,” “company,” “we,” “us” and “our” refer to Cavium Networks, Inc. and its wholly-owned subsidiaries on a consolidated basis.

Cavium Networks and the Cavium Networks logo are trademarks of Cavium Networks, Inc. This prospectus also includes other trademarks of Cavium Networks, Inc. and trademarks of other persons.

THE OFFERING

Common stock offered	6,250,000 shares

Common stock to be outstanding after this offering	38,057,971 shares

Over-allotment option	937,500 shares

Use of proceeds	We intend to use the net proceeds of this offering to repay approximately $3.6 million of outstanding indebtedness under one of our credit facilities, pay $1.9 million under a license agreement and for working capital and other general corporate purposes, which may also include acquisitions of or investments in complementary businesses, technologies or other assets. See “Use of Proceeds.”

NASDAQ Global Market symbol	CAVM

The number of shares of common stock to be outstanding after this offering is based on 31,807,971 shares outstanding as of March 31, 2007, and excludes:

•	4,414,697 shares of common stock issuable upon exercise of options outstanding as of March 31, 2007, at a weighted average exercise price of $2.48 per share;

•	102,619 shares of common stock issuable upon exercise of warrants to purchase common stock and preferred stock outstanding as of March 31, 2007, at a weighted average exercise price of $4.50 per share; and

•	5,000,000 shares of common stock reserved for issuance under our 2007 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

Except as otherwise indicated, all information in this prospectus assumes:

•	the conversion of each outstanding share of our Series A, Series B, Series C and Series D preferred stock into one share of common stock, upon completion of this offering;

•	conversion of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase an aggregate of 102,619 shares of common stock, effective upon completion of this offering;

•	a one-for-two reverse stock split of our common and preferred stock effected on April 12, 2007;

•	no exercise by the underwriters of their option to purchase up to an additional 937,500 shares of common stock from us to cover over-allotments; and

•	the filing of our amended and restated certificate of incorporation prior to completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

We present below our summary consolidated financial data. The summary consolidated statements of operations data for each of the years ended December 31, 2004, 2005 and 2006, and the summary consolidated balance sheet data as of December 31, 2006, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2007 are derived from our unaudited interim financial statements included in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period. The pro forma net loss per common share data is computed using the weighted average number of shares of common stock outstanding, after giving effect to the conversion (using the if-converted method) of all shares of our convertible preferred stock into common stock as though the conversion had occurred on the original dates of issuance.

				Three Months Ended
				March 31,
	Year Ended December 31,			(unaudited)
	2004	2005	2006	2006	2007
	(in thousands, except share and per share data)

Consolidated Statements of Operations Data:
Revenue	$7,411	$19,377	$34,205	$7,049	$11,141
Cost of revenue(1)(2)	3,080	7,865	13,092	2,622	4,182

Gross profit	4,331	11,512	21,113	4,427	6,959

Operating expenses:
Research and development(2)	12,010	16,005	18,651	5,120	4,326
Sales, general and administrative(2)	3,752	6,840	10,058	2,154	3,209

Total operating expenses	15,762	22,845	28,709	7,274	7,535

Loss from operations	(11,431)	(11,333)	(7,596)	(2,847)	(576)

Other income (expense), net:
Interest expense	(388)	(183)	(707)	(85)	(208)
Warrant revaluation expense	—	(411)	(467)	(151)	(225)
Interest income	86	355	345	81	69

Total other income (expense), net	(302)	(239)	(829)	(155)	(364)

Loss before income tax expense and cumulative effect of change in accounting principle	(11,733)	(11,572)	(8,425)	(3,002)	(940)
Income tax expense	—	—	(560)	(2)	(57)

Loss before cumulative effect of change in accounting principle	(11,733)	(11,572)	(8,985)	(3,004)	(997)
Cumulative effect of change in accounting principle	—	(100)	—	—	—

Net loss	$(11,733)	$(11,672)	$(8,985)	$(3,004)	$(997)

Net loss per common share, basic and diluted	$(1.82)	$(1.59)	$(1.11)	$(0.39)	$(0.12)
Shares used in computing basic and diluted net loss per common share	6,459,050	7,318,607	8,065,995	7,760,640	8,579,094
Pro forma net loss per common share, basic and diluted (unaudited)			$(0.29)		$(0.03)
Shares used in computing pro forma basic and diluted net loss per common share (unaudited)			29,631,993		30,943,465

(1)	Includes acquired intangible asset amortization of $254, $1,007 and $1,116 in the years ended December 31, 2004, 2005 and 2006, respectively, and $279 and $279 for the three months ended March 31, 2006 and 2007, respectively.

(2)	Includes stock-based compensation expense as follows:

				Three Months
	Year Ended December 31,			Ended March 31,
	2004	2005	2006	2006	2007
	(in thousands)			(unaudited)

Cost of revenue	$—	$—	$9	$—	$4
Research and development	—	10	396	19	138
Sales, general and administrative	85	75	340	39	215

Total stock-based compensation expense	$85	$85	$745	$58	$357

The pro forma consolidated balance sheet data as of December 31, 2006 in the table below gives effect to (i) the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock and (ii) the reclassification of the preferred stock warrant liability to additional paid-in capital upon the conversion of these warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock, as if each had occurred at March 31, 2007. The pro forma as adjusted consolidated balance sheet data as of March 31, 2007 also gives effect to (i) our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $12.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) our use of proceeds from this offering to repay approximately $3.6 million of outstanding indebtedness under one of our credit facilities and pay $1.9 million under a license agreement, as if each of these events had occurred at March 31, 2007.

	As of March 31, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands)
	(unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	9,444	9,444	74,105
Working capital	9,578	10,501	76,675
Total assets	31,525	31,525	98,086
Preferred stock warrant liability	923	—	—
Capital lease and technology license obligations	2,890	2,890	2,890
Notes payable	3,645	3,645	—
Other non-current liabilities	16	16	16
Convertible preferred stock	72,440	—	—
Common stock and additional paid-in capital	4,536	77,899	148,105
Total stockholders’ equity (deficit)	(57,381)	15,982	86,188

RISK FACTORS

We revised the risk factor entitled “Purchasers in this offering will immediately experience substantial dilution in net tangible book value” on page 20 of the preliminary prospectus. The risk factor was revised to read as follows:

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

The initial public offering price is substantially higher than the prices paid for our common stock in the past and higher than the book value of the shares we are offering. This is referred to as dilution. Accordingly, if you purchase common stock in the offering, you will incur immediate dilution of approximately $10.28 per share in the net tangible book value per share from the price you pay for our common stock based on the assumed initial public offering price of $12.50. If the holders of outstanding stock options and warrants exercise those securities, you will incur additional dilution.

We revised “Use of Proceeds” to reflect the increase in the estimate of net proceeds based on the increase in the range of the anticipated initial public offering price. “Use of Proceeds” was revised to read as follows:

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $70.2 million, assuming an initial public offering price of $12.50 per share (the midpoint of the range listed on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds would be approximately $81.1 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $12.50 per share would increase (decrease) the net proceeds to us from this offering by $5.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

We intend to use our net proceeds from this offering to pay in full the principal amount outstanding under our term loan agreement with Silicon Valley Bank and Gold Hill Ventures 03 LP. As of March 31, 2007, the principal amount outstanding was $3.6 million. Currently, the loan has an interest rate equal to 10.5% per annum and has a maturity date of June 1, 2009. We used the proceeds of this loan for working capital and other general corporate purposes.

We also intend to use our net proceeds from this offering to pay an obligation under a license agreement of $1.9 million, which becomes due in connection with the automatic two-year extension of the license as a result of this offering.

We also intend to use our net proceeds from this offering for working capital and other general corporate purposes.

We may also use a portion of the proceeds to expand our current business through acquisitions of or investments in other complementary businesses, products or technologies. However, we have no negotiations, agreements or commitments with respect to any acquisitions at this time.

Pending the uses described above, we intend to invest the net proceeds in a variety of short-term, interest-bearing, investment grade securities.

We revised “Capitalization” to reflect the effects of the increase in the range of the anticipated initial public offering price on capitalization on a pro forma as adjusted basis. “Capitalization” was revised to read as follows:

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007:

•	on an actual basis;

•	on a pro forma basis to reflect (i) the conversion of all outstanding shares of our preferred stock into shares of common stock and (ii) the reclassification of the preferred stock warrant liability to additional paid-in capital upon the conversion of these warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock; and

•	on a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from our sale of 6,250,000 shares of common stock at the assumed initial public offering price of $12.50 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and our use of proceeds from this offering to repay approximately $3.6 million of outstanding indebtedness under one of our credit facilities and to pay $1.9 million under a license agreement.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the related notes, each appearing elsewhere in this prospectus.

	As of March 31, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(unaudited)
	(in thousands, except share data)

Notes payable (includes $1,513, the current portion)	$3,645	$3,645	$—

Preferred stock warrant liability	923	—	—

Mandatorily redeemable convertible preferred stock, par value $0.001: 22,935,158 shares authorized, actual, 22,364,378 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	72,440	—	—

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, no shares issued or outstanding, actual; 10,000,000 shares authorized pro forma and pro forma as adjusted, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 40,965,057 shares authorized, 9,443,593 shares issued and outstanding, actual; 200,000,000 shares authorized, 31,807,971 shares issued and outstanding, pro forma; 200,000,000 shares authorized, 38,057,971 shares issued and outstanding, pro forma as adjusted	9	32	38
Additional paid-in capital	4,527	77,867	148,067
Accumulated deficit	(61,917)	(61,917)	(61,917)

Total stockholders’ equity (deficit)	(57,381)	15,982	86,188

Total capitalization	$19,627	$19,627	$86,188

The table above excludes the following shares:

•	4,414,697 shares of common stock issuable upon exercise of options outstanding as of March 31, 2007, at a weighted average exercise price of $2.48 per share;

•	102,619 shares of common stock issuable upon exercise of warrants to purchase common stock and preferred stock outstanding as of March 31, 2007, at a weighted average exercise price of $4.50 per share;

•	5,000,000 shares of common stock reserved for issuance under our 2007 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

We revised “Dilution” to reflect the increase in the range of the anticipated initial public offering price. “Dilution” was revised to read as follows:

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of March 31, 2007, our pro forma net tangible book value was $14.3 million, or $0.45 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2007, after giving effect to the conversion of our preferred stock into common stock. After giving effect to our sale in this offering of 6,250,000 shares of our common stock at the assumed initial public offering price of $12.50 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2007 would have been approximately $84.5 million, or $2.22 per share of our common stock. This represents an immediate increase of net tangible book value of $1.77 per share to our existing stockholders and an immediate dilution of $10.28 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$12.50
Pro forma net tangible book value per share as of March 31, 2007, before giving effect to this offering	$0.45
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	1.77

Pro forma net tangible book value per share after giving effect to this offering		2.22

Dilution in pro forma net tangible book value per share to investors in this offering		$10.28

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be $2.45 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $10.05 per share.

The following table summarizes, as of March 31, 2007, the differences between the number of shares of common stock purchased from us, after giving effect to the conversion of our preferred stock into common stock, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing stock in this offering at the assumed initial public offering price of $12.50 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	31,807,971	83.6%	$73,984,000	48.6%	$2.33
New investors	6,250,000	16.4	78,125,000	51.4	12.50

Total	38,057,971	100.0%	$152,109,000	100.0%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 81.6% and our new investors would own 18.4% of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be $74.0 million, or 45.2%, and the total consideration paid by our new investors would be $89.8 million, or 54.8%.

The above discussion and tables also assume no exercise of any outstanding stock options or warrants except as set forth above. As of March 31, 2007, there were:

•	102,619 shares of common stock issuable upon exercise of warrants to purchase common stock and preferred stock outstanding as of March 31, 2007, at a weighted average exercise price of $4.50 per share;

•	4,414,697 shares of common stock issuable upon the exercise of outstanding options, at a weighted average exercise price of $2.48 per share; and

•	5,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

If all of these options and warrants were exercised, then our existing stockholders, including the holders of these options and warrants, would own 85.3% and our new investors would own 14.7% of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be $85.4 million, or 52.2%, and the total consideration paid by our new investors would be $78.1 million, or 47.8%. The average price per share paid by our existing stockholders would be $2.35 and the average price per share paid by our new investors would be $12.50.

To view a filed copy of our current registration statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1175609/000095013407009661/0000950134-07-009661-index.htm.

WE HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS WE HAVE FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT US AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, WE, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING MORGAN STANLEY & CO. INCORPORATED TOLL-FREE AT 1-866-718-1649 OR LEHMAN BROTHERS INC. TOLL-FREE AT 1-888-603-5847.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.